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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                             BARNEYS NEW YORK, INC.
                             ----------------------
                                (Name of Issuer)

 COMMON STOCK, PAR VALUE $0.01 PER SHARE                 06808T-10-7
 ---------------------------------------                 -----------
      (Title of Class of Securities)                   (CUSIP Number)

                             STEPHEN N. LIPTON, ESQ.
                              2100 SOUTH OCEAN LANE
                                   SUITE 1103
                         FORT LAUDERDALE, FLORIDA 33316
                                 (954) 524-8811
               -------------------------------------------------
                 (Name, Address and telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 2, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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

---------------------------------------------------------------      ---------------------------------------------------------------
CUSIP No. 06808T 107                                             13D                                                    Page 2
---------------------------------------------------------------      ---------------------------------------------------------------

-----------------------------------------------------------------                --------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                          Howard Socol
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     Not Applicable
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [_]
                                                                                                               (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           00

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
----------------- -------------------------------------------------------------- ------- ------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                                                         United States
--------------------------- ------ -------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:
          SHARES                                                                         0
                            ------ -------------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:
         OWNED BY                                                                        992,234
                            ------ -------------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:
        REPORTING                                                                        0
                            ------ -------------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                             792,234

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              992,234
----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]
----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         6.7%
----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN
----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on February 7, 2003, by Howard Socol (the "Reporting Person" or "Mr. Socol"), for and on behalf of himself, with respect to his ownership of common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           The response to Item 4 hereof is incorporated herein by reference.

Item 4.    Purpose of Transaction.
           ----------------------

           Pursuant to an employment agreement effective as of January 8, 2001, as amended on January 10, 2003, between the Company and Mr. Socol, Mr. Socol has been granted options (the "Options") to purchase up to 792,234 shares of Common Stock, which vest over the term of his employment. Options to purchase 396,117 shares of Common Stock are currently vested and Options to purchase the remaining 396,117 shares will vest on January 31, 2004. Pursuant to Rule 13d-3(d)(1)(i)(A) of the Securities Exchange Act of 1934, as of December 2, 2003, Mr. Socol is deemed to beneficially own the 396,117 shares that underlie the Options that vest on January 31, 2004 because he has the right to acquire such shares within 60 days.

           Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

          (a) As of January 5, 2004, the Reporting Person beneficially owned 992,234 shares of Common Stock, representing approximately 6.7% of the outstanding shares of Common Stock (based on the number of shares outstanding as of December 12, 2003 (14,103,227 shares), as reported in the Company's Form 10-Q for the quarterly period ended November 1, 2003, and as determined in accordance with Rule 13d-3(d)(1)). Such shares include Options to purchase up to 396,117 shares of Common Stock which were exercisable as of January 5, 2004. The number of shares indicated as being beneficially owned by Mr. Socol does not include the shares of Common Stock held by Bay Harbour and Whippoorwill which are the subject of a stockholders agreement and with respect to which Mr. Socol disclaims beneficial ownership.

          (b)  The responses of the Reporting Person to (i) Rows (7) through
               (10) of the cover pages of this statement on Schedule 13D and
               (ii) Item 4 hereof are incorporated herein by reference.

          (c) The Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

          (d), (e): Not Applicable

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 2004


                                          /s/ Howard Socol
                                          --------------------------------------
                                                    Howard Socol




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